UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement:  Director/PDMR Shareholding

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement related to the shareholding of a Director/PDMR of the registrant dated May 11, 2011

1.2	Regulatory announcement related to the shareholding of a Director/PDMR of the registrant dated May 11, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Director/PDMR Shareholding

RNS Number : 3338G
CSR plc
11 May 2011

CSR plc
(the “Company”)

Dealing by Person Discharging Managerial Responsibility
Announcement of the automatic vesting of options and
disposal of ordinary shares of the Company

The Company announces that on 9 May 2011, Mr Ahmet Alpdemir, Senior Vice President of the Handset Business Unit, acquired 4,890 ordinary shares in the Company following the automatic vesting of RSUs pursuant to the terms of grant. In accordance with the conditions attaching to the vesting, 1,803 ordinary shares were sold at a price of £3.576 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Alpdemir holds 13,804 ordinary shares in the Company.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Exhibit 1.2

Director/PDMR Shareholding

RNS Number : 3335G
CSR plc
11 May 2011

CSR plc
(the “Company”)

Dealing by Person Discharging Managerial Responsibility
Announcement of the automatic vesting of options and
disposal of ordinary shares of the Company

The Company announces that on 9 May 2011, Mr Adam Dolinko, General Counsel, acquired 4,890 ordinary shares in the Company following the automatic vesting of RSUs pursuant to the terms of grant. In accordance with the conditions attaching to the vesting, 1,803 ordinary shares were sold at a price of £3.576 per share in order to satisfy the tax liability arising on vesting. Following the disposal, Mr Dolinko holds 25,127 ordinary shares in the Company.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSSFMFMSFFSEEI